UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			      (Amendment No. _)


			Vitesse Semiconductor Corporation
			       (Name of Issuer)

		  Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				  928497304
			        (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			 Seattle, Washington 98102
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			        June 12, 2013
	     (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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Cusip No.  928497304		Schedule 13-D			Page 2 of 12


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				3,698,214 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,698,214 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,698,214  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.82%  (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

(3)	Based on 37,658,091 shares of Common Stock outstanding as of May 2,
2013, as reported on the Company's Form 10-Q filed on May 7, 2013.


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Cusip No.  928497304		Schedule 13-D			Page 3 of 12


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				3,698,214 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,698,214 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,698,214  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.82%  (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

(3)	Based on 37,658,091 shares of Common Stock outstanding as of May 2,
2013, as reported on the Company's Form 10-Q filed on May 7, 2013.


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Cusip No.  928497304		Schedule 13-D			Page 4 of 12


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,698,214 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,698,214 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,698,214  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.82%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

(3)	Based on 37,658,091 shares of Common Stock outstanding as of May 2,
2013, as reported on the Company's Form 10-Q filed on May 7, 2013.


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Cusip No.  928497304		Schedule 13-D			Page 5 of 12


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,698,214 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,698,214 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,698,214  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.82%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

(3)	Based on 37,658,091 shares of Common Stock outstanding as of May 2,
2013, as reported on the Company's Form 10-Q filed on May 7, 2013.


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Cusip No.  928497304		Schedule 13-D			Page 6 of 12


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,698,214 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,698,214 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,698,214  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.82%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

(3)	Based on 37,658,091 shares of Common Stock outstanding as of May 2,
2013, as reported on the Company's Form 10-Q filed on May 7, 2013.


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Cusip No.  928497304		Schedule 13-D			Page 7 of 12


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				3,698,214 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				3,698,214 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,698,214  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.82%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

(3)	Based on 37,658,091 shares of Common Stock outstanding as of May 2,
2013, as reported on the Company's Form 10-Q filed on May 7, 2013.


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Cusip No.  928497304		Schedule 13-D			Page 8 of 12

				EXPLANATORY NOTE

	This Schedule 13D relates to the Schedule 13G filed by the Reporting Persons (as defined in Item 2 below) on November 8, 2010, as amended on January 6, 2011, June 13, 2011, February 15, 2012 and January 22, 2013, with respect to the shares of Common Stock (as defined in Item 1 below) of Vitesse Semiconductor Corporation (the "Company"). The Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended, which requires persons previously reporting on Schedule 13G to file a Schedule 13D when such persons' hold the securities with a purpose or effect of changing or influencing control of the issuer.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.


Item 1.	Security and Issuer

	The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Shares") of the Company. The principal executive offices of the Company are located at 741 Calle Plano Drive, Camarillo, CA 93012.



Item 2.	Identity and Background

(a) - (c) and (f):

This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen; Stanley L. Baty, a U.S. citizen; and Brandon D. Baty, a U.S. citizen; (each a "Reporting Person" and collectively the "Reporting Persons"). The business address of the Reporting Persons is 1910 Fairview Avenue East, Suite 200, Seattle, WA. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. Mr. B. Baty is a member of the Adviser. The Common Shares reported herein are held in the portfolio of the Fund.

(d) and (e):
None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



Item 3.	Source and Amount of Funds or Other Consideration.

The Common Shares reported herein were purchased by the Fund using its working capital. No borrowed funds were used to purchase the Common Shares.




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Cusip No.  928497304		Schedule 13-D			Page 9 of 12


Item 4.	Purpose of Transaction

	The Reporting Persons last purchased Common Shares on March 6, 2013. The purchases were made for investment purposes in the ordinary course of the Reporting Persons' business and were not made for purposes of acquiring control of the Issuer.

	The Reporting Persons believe the Common Shares are undervalued and do not adequately reflect the value of the Issuer's business. The Reporting Persons believe one factor that may be depressing the price of Common Shares is investor concern about significant debt maturities beginning in February 2014 and actions the Issuer may take in order to satisfy these obligations. To this end, the Reporting Persons intend to engage with the Issuer's board of directors (the "Board") to discuss the Issuer's capital structure and may propose refinancing alternatives to the Issuer.

	In addition, the Reporting Persons believe the Issuer's intellectual property and rapidly growing new products may be more valuable to a strategic buyer than to the public market, even if the refinancing risk is addressed. Therefore, the Reporting Persons also will request that the Board form a special committee, comprised of non-executive directors, to explore a potential sale of the issuer. The Reporting Persons may communicate directly with the Board, this committee, if formed, other shareholders, debt holders, and potential acquirers in connection with the foregoing matters.

	The Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.	Interest in Securities of the Issuer

	(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 3,698,214 Common Shares, which constitutes 9.82% of the total number of Common Shares outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

	(b) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 3,698,214 Common Shares to which this filing relates. See also Items 7 through 10 of the cover pages to this
Schedule 13D with respect to this Item 5. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. Mr. B. Baty is a member of the Adviser. The Common Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

	(c) The Reporting Persons have made no transactions on behalf of the Fund during the past 60 days.

	(d) Each person for whom the Adviser acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares purchased or held pursuant to such arrangements.

(e)  Not applicable.


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Cusip No.  928497304		Schedule 13-D			Page 10 of 12



Item 6.	  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Other than as set forth in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	Material to Be Filed as Exhibits

	Not applicable










































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Cusip No.  928497304		Schedule 13-D			Page 11 of 12



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 12, 2013		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:  	Columbia Pacific Advisors, LLC
					General Partner


					/s/ Alexander B. Washburn
				By:  	Alexander B. Washburn
				Title: 	Managing Member of




				COLUMBIA PACIFIC ADVISORS, LLC


				By:  	/s/ Alexander B. Washburn
				Name:  	Alexander B. Washburn
				Title: 	Managing Member



					/s/ Alexander B. Washburn
					Alexander B. Washburn



					/s/ Daniel R. Baty
					Daniel R. Baty



					/s/ Stanley L. Baty
					Stanley L. Baty



					/s/ Brandon D. Baty
					Brandon D. Baty











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Cusip No.  928497304		Schedule 13-D			Page 12 of 12



				JOINT FILING AGREEMENT

	We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amend-ments thereto filed by any or all of us will be filed on behalf of each of us.


Dated:  June 12, 2013			COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
					By:	Columbia Pacific Advisors, LLC
						General Partner


						/s/ Alexander B. Washburn
					Name:	Alexander B. Washburn
					Title: 	Managing Member



					COLUMBIA PACIFIC ADVISORS, LLC


					By:	/s/ Alexander B. Washburn
					Name:	Alexander B. Washburn
					Title: 	Managing Member



						/s/ Alexander B. Washburn
						ALEXANDER B. WASHBURN


						/s/ Daniel R. Baty
						DANIEL R. BATY


						/s/ Stanley L. Baty
						STANLEY L. BATY


						/s/ Brandon D. Baty
						BRANDON D. BATY